
02006594

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 0 5 2002
365

SEC FILE NUMBER
8-20461

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)



A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 W. HIGHLAND VIEW DRIVE
(No. and Street)

BOISE	ID	83702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD STANTON DALY — (208) 342-5448
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRAVIS-JEFFRIES, P.A.
(Name — *if individual, state last, first, middle name*)

1177 WEST STATE STREET	BOISE	ID	83702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD STANTON DALY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STAN DALY FINANCIAL SERVICE, as of SEPTEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



RENA D. LaVOIE
NOTARY
PUBLIC
STATE OF IDAHO

Donald Stanton Daly
Signature

Owner
Title

Rena D. LaVoie
Notary Public exp 5-28-05

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A reconciliation, including appropriate explanations, of the audited compilation of Net Capital and the Broker - Dealer's corresponding unaudited Form X-17a-5, Part 11A, as required by SEC Rule 17a-5(d)(4).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STAN DALY FINANCIAL SERVICE
Reconciliation as required by SEC Rule 17a-5(d)(4)
September 30, 2001

Line 1 Part IIA per unaudited report		$1,083,130
Furniture & equipment not included on unaudited report	4,278	
Accumulated depreciation on above furniture & equipment	(3,132)	
Net book value of furniture & equipment not included on unaudited report		1,146
Line 1 Part IIA per audited Computation of Net Capital		**$1,084,276**
Adjusted to "Tax Basis" of accounting used by Broker-Dealer.		(1,146)
Line 1 Part IIA per audited Computation of Net Capital - As Amended		**$1,083,130**
Line 9 C2 Part IIA per unaudited report		$400
Less: Money Market Account was classified as Debt Securities @ 2% on unaudited report. The Audited Computation of Net Capital classified the Money Market Account as Other Securities @ 15%.		(400)
Line 9 C2 Part IIA per audited computation of Net Capital		**$0**
Money Market Account as Debt Securities @ 2%		400
Line 9 C2 Part IIA per audited computation of Net Capital - As Amended		**$400**
Line 9 C4 Part IIA per unaudited report		$168,816
Plus: Money Market Account reclassified as Other Securities @ 15% Money Market Account was classified as Debt Securities @ 2% on unaudited report. The Audited Computation of Net Capital classified the Money Market Account as Other Securities.		3,003
Line 9 C4 Part IIA per audited computation of Net Capital		**$171,819**
Money Market Account reclassified as Debt Securities		(3,003)
Line 9 C4 Part IIA per audited computation of Net Capital - As Amended		**$168,816**
Line 9 D Part IIA per unaudited report		$120,945
Miscellaneous - adjustment	$40	
Security that was erroroneously included on audit (102,016 X 15%)	15,303	
Concentration used was in error (4,116 X 15%)	(618)	
Securities were grouped rather than individually analyzed (108,427 X 15%)	16,265	
Subtotal		30,990
Line 9 D Part IIA per audited computation of Net Capital		$151,935
Broker - Dealer Computation determined to be correct.		(30,990)
Line 9 D Part IIA per audited computation of Net Capital - As Amended		**$120,945**
Line 10 Part IIA - Net Capital - As Amended		**$792,969**

STAN DALY FINANCIAL SERVICE
Reconciliation as required by SEC Rule 17a-5(d)(4)
September 30, 2001

Note: After review, one security in the amount of $102,016 was actually not subject to undue concentration because it is less than ten percent of the net capital, thus, the amount of undue concentration was reduced accordingly. After review, it came to our attention than the audited computation of undue concentration grouped the securities together rather than analyze each security individually. There were two securities subject to undue concentration, so the undue concentration should have been reduced by ten percent of the net capital for each security. The undue concentration was computed using an incorrect amount, the concentration used should have been ten percent of net capital, however, the audit used ten percent of the securities held in error.

PLEASE FIND ATTACHED AN AMENDED COMPUTATION OF NET CAPITAL

AS AMENDED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 1,083,130	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			1,083,130	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,083,130	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities—proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 1,083,130	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities	400	3733		
3. Options		3730		
4. Other securities	168,816	3734		
D. Undue Concentration	120,945	3650		
E. Other (List)		3736	(290,161)	3740
10. Net Capital			$ 792,969	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/01

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 4,739	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 692,969	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 785,865	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Sub-amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 71,043	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 71,043	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 8.96%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess capital (line 10 less 24)	$	3910
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.